Exhibit 99.1

Regentis Biomaterials Announces Pricing of a $6.5 Million Private Placement

HERZLIYA, IL, June 17, 2026 — Regentis Biomaterials Ltd. (“Regentis” or the “Company”) (NYSE American: RGNT), a regenerative medicine company focused on innovative tissue repair solutions, today announced that it has entered into definitive securities purchase agreements with accredited and institutional investors for the issuance and sale of ordinary shares (or pre-funded warrants in lieu thereof) together with warrants , at a purchase price of $3.50 per ordinary share and accompanying ordinary warrant (or $3.4999 per pre-funded warrant and accompanying ordinary warrant), in a private placement, for expected aggregate gross proceeds of approximately $6.5 million, before deducting placement agent fees and estimated offering expenses payable by us.

The Company will be issuing a combination of 1,857,143 ordinary shares (or pre-funded warrants in lieu thereof), and ordinary warrants to purchase 1,857,143 ordinary shares. Each pre-funded warrant will entitle the holder to acquire one ordinary share at an exercise price of $0.0001 per share and, will be exercisable immediately until exercised in full, and each ordinary warrant will be immediately exercisable and entitle the holder to acquire one ordinary share at an exercise price of $4.20 per share, for a period of five years following the closing of the private placement. The private placement is expected to close on or about June 23, 2026, subject to the customary and satisfaction or waiver of closing conditions.

The Company intends to use the net proceeds from the private placement to support continued execution of its pivotal clinical trial for GelrinC and to advance preparation of the pre-market approval submission to the Food and Drug Administration (the “FDA”); to advance its Gelrin technology platform as well as product optimization; to support operational readiness, including manufacturing scale-up, regulatory affairs, and intellectual property protection; to support European market entry activities, including Medical Device Regulation compliance, marketing activities and related scale-up efforts and for working capital and general corporate purposes.

ThinkEquity is acting as the exclusive placement agent in connection with the private placement.

The offer and sale of the securities in the private placement is being made in reliance on an exemption from the registration requirements of Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Rule 506 of Regulation D promulgated thereunder, and applicable state securities laws. The securities to be sold in the private placement, including the ordinary shares, pre-funded warrants and ordinary warrants, have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Company has agreed, pursuant to the terms of a registration rights agreement entered into with the investors, to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) covering the resale of the ordinary shares and the ordinary shares issuable upon exercise of the pre-funded warrants and the ordinary warrants to be issued in the private placement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About GelrinC®

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel synchronized erosion and resorbable implant for the treatment of painful injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC® offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 4 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC® has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC®, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC® aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include the expected gross proceeds from the private placement, expected use of proceeds, and anticipated closing of the private placement. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 24, 2026 and other public reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

acarlquist@medicavp.com